SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2001

iaNett International Systems Ltd.
(formerly called WSi INTERACTIVE CORPORATION)
(Exact name of registrant as specified in its charter)

BRITISH COLUMBIA, CANADA	0-25860	86-0512431
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Suite 500 - 750 West Pender Street, Vancouver, BC	V6C 2T7
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (604) 681-4911

Indicate by check mark whether the registrant files or will file Annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 26, 2001

IANETT INTERNATIONAL SYSTEMS LTD. (FORMERLY WSi INTERACTIVE CORPORATION)
(Registrant)

By:/s/ Gordon Samson Name: Gordon A. Samson Title: President and CEO
EXHIBIT INDEX
Exhibit No.	Description
Exhibit 99.1	IANETT INTERNATIONAL SYSTEMS LTD. Press Release dated November 15, 2001.
Exhibit 99.2	IANETT INTERNATIONAL SYSTEMS LTD. Press Release dated November 26, 2001.